BROADWAY STORES, INC.
                   3880 North Mission Road
                    Los Angeles, CA  90031



                                   October 11, 1995





The Bank of New York
101 Barclay Street
New York, New York  10286

               Re:  Warrant Agreement

     Reference is made to the Warrant Agreement, dated as of October 1, 1992 (the "Warrant Agreement"), between Broadway Stores, Inc. (f/k/a Carter Hawley Hale Stores, Inc.) (the "Company") and The Bank of New York, as Warrant Agent (successor in such capacity to Chemical Bank). This Letter Agreement is being entered into pursuant to Section 9(b) of the Warrant Agreement in connection with the merger of a wholly owned subsidiary of Federated Department Stores, Inc. ("Federated") with and into the Company (the "Merger"). Unless otherwise defined herein, terms used herein with initial capital letters are so used with the respective meanings ascribed thereto in the Warrant Agreement.

     From and after the effective time of the Merger (the "Effective Time") until 5:00 p.m., New York City time, on the Expiration Date, on the terms and subject to the conditions set forth in the Warrant Agreement, each Warrant will be exercisable to purchase at the Warrant Price (presently $17.00) 0.27 shares of Common Stock, par value $0.01 per share, of Federated, subject to adjustment following the Effective Time in a manner as nearly equivalent as may be practicable to the adjustments provided for in Section 9 of the Warrant Agreement.

                              Sincerely,
                              BROADWAY STORES, INC.


                              By:   /s/  John C. Haeckel
                              Name:  John C. Haeckel Title:
                              Executive Vice President

Accepted and Agreed to as of
the Date First Above Written:

THE BANK OF NEW YORK

By:    /s/  Patrick P. Falciglia
Name:  Patrick P. Falciglia
Title: Vice President